UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithiumSmith + Brown
(Name - if individual, state last, first, middle name)

1411 Broadway 9th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Ltd. at December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me

Yuen Na Chun
Notary Public, State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1st, 2018

Finantia USA Ltd.
Index
December 31, 2014

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3–5

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

One Spring Street
New Brunswick, NJ 08901
732 828 1614 fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Finantia USA Ltd.

We have audited the accompanying statement of financial condition of Finantia USA Ltd., as of December 31, 2014. This financial statement is the responsibility of Finantia USA Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Finantia USA Ltd. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2015

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 2,021,080
Fail to deliver	199,842
Leasehold improvements, furniture and equipment (net of accumulated amortization and depreciation of $252,304)	1,881
Security deposit	99,216
Deferred tax asset	61,700
Other assets	33,850
Total assets	$ 2,417,569
Liabilities and Stockholder's Equity	
Liabilities:	
Due to affiliates	$ 124,103
Due to customers	199,842
Income taxes payable	12,475
Accrued expenses and other liabilities	49,132
Total liabilities	385,552
Stockholder's Equity:	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,517,796
Total stockholder's equity	2,032,017
Total liabilities and stockholder's equity	$ 2,417,569

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliates and remitted to the Company periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash

Cash deposits are held at two New York financial institutions and therefore are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leasehold Improvements and Equipment

Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2011.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2014, the Company had net capital of approximately $1,825,000 which exceeded the required net capital by approximately $1,575,000.

4. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

Furniture	$ 40,986
Equipment	13,333
Leasehold Improvements	199,866
	254,185
Less: accumulated depreciation	(252,304)
	$ 1,881

5. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 20, 2019. The future minimum annual payments at December 31, 2014 under this agreement are approximately:

Year Ending December 31,	Total Commitments
2015	$ 190,000
2016	190,000
2017	190,000
2018	190,000
2019	143,000
	$ 903,000

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has a security deposit of $99,216 relating to the lease. Rent expense for the year was approximately $187,000.

6. Income Taxes

Deferred tax assets relate to differences between book and tax relative to depreciation and deferred rent expense. The statutory rate differs from the effective rate primarily due to the effects of state and local taxes and the change in federal deferred tax rates.